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December 3, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global plc

Registration Statement on Form S-4

Filed October 22, 2014

File No. 333-199552

Dear Mr. Spirgel:

On behalf of our client Liberty Global plc (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated November 18, 2014 (the “Comment Letter”) to the Company regarding the Company’s above-referenced registration statement (File No. 333-199552) on Form S-4 (the “Form S-4”) in connection with the proposed issuance of the Company’s LiLAC Ordinary Shares.

On behalf of the Company, we submit this letter in response to the Staff’s comments in the Comment Letter. To facilitate your review, we have repeated each of your comments in bold followed immediately by the response of the Company to that particular comment. In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Form S-4, which was transmitted to the SEC today and filed via the EDGAR system. We are also providing you supplementally five courtesy copies of Amendment No. 1 marked to show changes to the Form S-4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

*****

RESPONSES TO STAFF COMMENTS

General

1.	Please update your financial statements to include results from the fiscal quarter ended September 30, 2014.

In response to the Staff’s comment, we have updated the financial statements to include results from the fiscal quarter ended September 30, 2014.

Questions and Answers, page 1

2.	Please revise to indicate whether shareholders have dissenters’ rights or similar rights in connection with the proposals to be voted upon.

In response to the Staff’s comment, we have revised the disclosure on page 19 of Amendment No. 1.

Risk Factors, page 26

Our board of directors may, in its sole discretion, elect to redesignate, or convert, all of the LiLAC Ordinary Shares into Liberty Global Ordinary Shares, page 30

3.	To provide context, please revise to briefly indicate under what circumstances the board would redesignate, or convert, LiLAC ordinary shares into Liberty ordinary shares.

In response to the Staff’s comment, we have revised the disclosure on page 30 of Amendment No. 1.

Under certain circumstances, including in connection with a distribution to holders of LiLAC Ordinary shares of securities of another corporation, we may reduce the number of LiLAC ordinary shares proportionally…, page 30

4.	To provide context, please revise to briefly indicate why the Board would reduce the number of LiLAC ordinary shares proportionally, in connection with certain transactions.

In response to the Staff’s comment, we have revised the disclosure on pages 30 and 31 of Amendment No. 1.

The Transaction, page 64

5.	Please consider adding tabular disclosure highlighting the terms of your articles of incorporation as they currently apply to your outstanding shares, compared to these provisions as modified, as they will apply to the Liberty Global ordinary shares and the LiLAC ordinary shares, following the general and class meetings.

In response to the Staff’s comment, we added a comparison table on pages 68 through 73 of Amendment No. 1.

The Liberty Global Group and the LiLAC Group, page 65

6.	Please revise to disclose how the board of directors arrived at the allocation of cash and debt between the two groups.

In response to the Staff’s comment, we have revised the disclosure on page 65 of Amendment No. 1.

Basic Investment, page 68

7.	Please revise to briefly explain what comprises a “notional interest” in the final paragraph.

In response to the Staff’s comment, we have revised the disclosure on page 74 of Amendment No. 1.

Item 21. Exhibits and Financial Statement Schedules

8.	Please file all remaining exhibits, including your legal and tax opinions, as soon as possible. Please note that upon reviewing your opinions, as well as forms of proxy cards for the general and class meetings, we may have additional comments.

In response to the Staff’s comment, we have filed all remaining exhibits with Amendment No. 1. Please note that the legal opinion regarding the valid issuance of the new shares and the legal opinion regarding certain U.S. federal income tax matters are each in the form thereof. We expect to file a signed version of the opinion regarding the valid issuance of the new shares after the Company’s board has adopted the requisite resolutions, and we expect to file a signed version of the opinion regarding certain U.S. federal income tax matters once the Company has executed a tax representation letter. We expect that this will occur after the Staff has completed its review.

*****

We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7150.

Very truly yours,

/s/ Harald Halbhuber
Harald Halbhuber

cc:	Paul Fischer – Securities and Exchange Commission
Kathleen Krebs – Securities and Exchange Commission
Bryan H. Hall – Liberty Global plc
Jeremy Kutner – Shearman & Sterling (London) LLP
George Casey – Shearman & Sterling LLP
Laurence Bambino – Shearman & Sterling LLP
Renee Wilm – Baker Botts L.L.P.

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